UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Nixplay, Inc.

(Exact name of issuer as specified in its charter)

Delaware	88-2803019
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12301 Whitewater Dr Ste 115, Minnetonka, Minnesota	55343

(Address of principal executive offices)	(Zip Code)

213-407-8763
(Phone)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Financial Statements

Nixplay, Inc.

(incorporated in the State of Delaware)

Consolidated Financial Statements as of and for the years ended December 31, 2022 & 2021

1

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Nixplay Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nixplay Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor since 2022

Lakewood, CO

July 18, 2023

2

NIXPLAY INC.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$3,003,578	$9,060,578
Trade receivables	6,699,537	9,519,584
Other receivables	530,172	688,551
Inventories	9,636,871	12,286,053
Income taxes receivables	105,374	–
Other financial assets	47,266	48,386
Total current assets	20,022,797	31,603,152

Property and equipment, net	85,533	159,787
Operating lease right of use assets	20,001	180,734
Other financial assets	1,887,503	2,185,703
Deferred tax assets	1,499,175	200,480
Total non-current assets	3,492,212	2,726,704

Total assets	$23,515,009	$34,329,856

LIABILITIES AND EQUITY
Current liabilities
Trade payables	$1,994,209	$5,674,324
Other payables	5,878,921	5,252,045
Contract liabilities	528,064	415,420
Other financial liabilities	4,232,678	4,176,632
Lease liabilities	12,637	165,234
Income taxes payables	–	104,021
Bank borrowings	8,645,642	9,400,893
Total current liabilities	21,292,151	25,188,569

Lease liabilities	–	13,754
Total non-current liabilities	–	13,754

Total liabilities	21,292,151	25,202,323

Stockholders’ equity
Common stock	400	400
Share premium	2,243,352	2,243,352
Reserves	(603,949)	4,489,629
Equity attributable to shareowners of Nixplay Inc.	1,639,803	6,733,381

Equity attributable to non-controlling interests	583,055	2,394,152
Total Equity	2,223,858	9,127,533

Total liabilities and equity	$23,515,009	$34,329,856

The accompanying notes to these consolidated financial statements are an integral part of these statements

3

NIXPLAY INC.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Revenues	$30,487,490	$57,865,975
Cost of sales	(22,398,239)	(36,452,328)
Gross profit	8,089,251	21,413,647

Operating expenses
Development, General and administrative	(9,892,207)	(12,352,409)
Selling expenses	(5,566,783)	(5,633,172)
Stock based compensation	(338,443)	(211,277)
Depreciation	(317,876)	(434,927)
Total operating expenses	(16,115,309)	(18,631,785)

Net Operating Income (loss)	(8,026,058)	2,781,861

Government grants including PPP loan forgiveness	80,832	221,149
Interest income and other income	81,605	83,929
Interest expenses	(995,229)	(1,012,599)
Total other income (expense)	(832,792)	(707,521)

Income (loss) before income tax expense	(8,858,850)	2,074,340

Income tax benefit (expense)	1,300,937	(145,055)

Net income (loss)	$(7,557,913)	$1,929,286
Less: Net income (loss) attributable to non-controlling interests	1,983,441	(506,052)
Net income (loss) attributable to shareowners of Nixplay Inc.	$(5,575,472)	$1,423,234

Changes in fair value of defined benefit scheme at fair value through other comprehensive income	103,962	57,508
Changes in fair value of financial asset at fair value through other comprehensive income	(354,936)	(115,314)
Foreign currency translation gain (loss)	565,785	138,950
Other comprehensive income	314,811	81,144

Total comprehensive income (loss)	$(7,243,102)	$2,010,430
Less: Total comprehensive income (loss) attributable to non-controlling interests	1,899,866	(527,336)
Total comprehensive income (loss) attributable to shareowners of Nixplay Inc.	$(5,343,236)	$1,483,094

Weighted average common shares: Basic and Diluted	4,000,000	4,000,000
Net earnings/(loss) per share: Basic and Diluted	(1.39)	0.36

The accompanying notes to these consolidated financial statements are an integral part of these statements

4

NIXPLAY INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
AS OF DECEMBER 31, 2022 AND 2021

	Share capital		Share	General	Retained	Foreign exchange	Share option	FVOCI	Non-controlling	Total
	Shares	Amount	premium	reserve	earnings	reserve	reserve	reserve	interests	equity
At Jan 1, 2021	–	$–	$–	$–	$1,423,234	$–	$–	$–	$506,052	$1,929,286
Net income for the year	–	–	–	–	–	102,503	–	(42,643)	21,284	81,144
Other comprehensive income	–	–	–	–	1,423,234	102,503	–	(42,643)	527,336	2,010,430
Total comprehensive income	–	–	–	–	–	–	155,864	–	55,420	211,284
Equity-settled share-based compensation expense	–	–	193,340	(1,305)	(12,460)	6,285	(15,865)	(226)	115,111	284,880
At Dec 31, 2021	4,000,000	$400	$2,243,352	$157,829	$2,930,136	$(657,519)	$2,074,451	$(15,268)	$2,394,152	$9,127,533

Net loss for the year	–	–	–	–	(5,575,472)	–	–	–	1,982,441)	(7,557,913)
Other comprehensive income	–	–	–	–	–	417,380	–	(185,144)	82,575	314,811
Total comprehensive income	–	–	–	–	(5,575,472)	417,380	–	(185,144)	(1,899,456)	(7,241,541)
Equity-settled share-based compensation expense	–	–	–	–	–	–	249,658	–	88,769	338,427
Change in interest held by non-controlling interests	–	–	–	–	–	–	–	–	–	–
At Dec 31, 2022	4,000,000	$400	$2,243,352	$157,829	$(2,645,336)	$(240,139)	$2,324,109	$(200,412)	$583,055	$2,222,858

The accompanying notes to these consolidated financial statements are an integral part of these statements

5

NIXPLAY INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
Cash flows from operating activities:
Net income (loss) before income tax	$(8,858,850)	$2,074,341
Adjustments for:
Depreciation of property and equipment	158,090	182,360
Depreciation of right-of-use assets	159,786	252,568
Finance costs	995,229	1,012,599
Interest income	(80,697)	(79,828)
Gain on disposal of property and equipment	(3,419)	(386)
Policy charge on other financial assets	24,210	22,610
Equity-settled share-based compensation expenses	338,427	211,284
Operating profit before working capital changes	(7,267,223)	3,675,548
Decrease/ (Increase) in inventories	2,649,182	(6,084,861)
Decrease/ (Increase) in trade and other receivables	2,978,427	(1,960,060)
Decrease in amount due from shareholders	–	5,404
(Decrease)/ Increase in trade and other payables	(2,914,623)	2,216,944
Increase in contract liabilities	112,644	415,420
Increase in amounts due to directors	179,567	47,085
Increase/ (decrease) in amounts due to non-controlling interests	1,300	(3,633)
Increase/ (decrease) in amounts due to related parties	7,758	(6,940)
Cash used in operations	(4,252,967)	(1,695,093)
Income taxes received/(paid)	(242,791)	199,634
Net cash generated (used in)/from operating activities	(4,589,433)	(1,495,459)

Cash flows from investing activities:
Purchases of property and equipment	(83,836)	(168,423)
Sales proceed from disposal of property and equipment	3,419	386
Interest received	–	616
Investment in insurance contract	–	–
Investment in unlisted debt security	1,120	(4,656)
Net cash used in investing activities	(79,298)	(172,077)

Cash flows from financing activities:
Proceeds from loans from directors	49,394	30,254
(Repayments of)/proceeds from loans from non-controlling interests	(201,911)	(221,732)
Proceeds from loans from related parties	19,938	184,462
(Repayments of)/proceeds from bank borrowings	(755,251)	(3,340,785)
Repayment of principal portion of the lease liabilities	(162,304)	(216,184)
Interest paid	(995,229)	(1,012,599)
Proceeds from Employee Share Acquisition Plan	–	251,247
Net cash used in financing activities	(2,045,364)	(4,325,337)

Net decrease in cash and cash equivalents	(6,620,419)	(5,992,873)
Cash and cash equivalents at beginning of year	9,060,578	14,916,353
Effect of foreign exchange rate changes	563,419	137,098
Cash and cash equivalents at end of year	$3,003,578	$9,060,578

The accompanying notes to these consolidated financial statements are an integral part of these statements.

6

NIXPLAY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 & 2021

Note 1 – Organization and Operations

Nixplay, Inc. (“The Company”) was incorporated in the state of Delaware in June 2022. Nixplay (“Nixplay Cayman”), a private company was incorporated in Cayman Islands in July 2014.

Nixplay Cayman’s principal activity is investment holding while its subsidiaries are engaged in the design, purchase and commercialization of digital photo frames and signage with more than 80% of the activity conducted in the US.

Effective September 11, 2022, Nixplay, Inc. issued 3,990,000 shares of common stock in exchange for 73.77% ownership interest in Nixplay Cayman. This transaction resulted in the owners of Nixplay Cayman obtaining a majority voting interest in Nixplay, Inc. The merger of Nixplay Cayman into Nixplay, Inc., which has nominal net assets, results in Nixplay Cayman having control of the combined entity. Accordingly, this is considered to be a capital transaction, rather than a business combination, equivalent to the issuance of ownership interests by Nixplay Cayman for the net assets of Nixplay, Inc., accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded.

The combined balance sheet has been prepared as if the transaction had occurred as of December 31, 2021:

	Nixplay, Inc.	Nixplay Cayman	Transaction Accounting Adjustment	Pro Forma Combined
Total assets	$6,733,382	$34,329,856	$(6,733,382)	$34,329,856

Total liabilities	–	25,202,323	–	25,202,323
Stockholders’ equity
Common stock	400	88,663	(88,663)	400
Treasury stock	–	(6,367)	6,367	–
Share premium	6,732,982	2,959,257	(7,448,887)	2,243,352
Reserves	–	6,085,980	(1,596,351)	4,489,629
Non-controlling interests	–	–	2,394,152	2,394,152
Total equity	6,733,382	9,127,533	(6,733,382)	9,127,533
Total liabilities and equity	$6,733,382	$34,329,856	$(6,733,382)	$34,329,856

7

The pro forma combined statements of operations have been prepared as if this transaction had occurred for the year ended December 31, 2021:

	Nixplay, Inc.	Nixplay Cayman	Transaction Accounting Adjustment	Pro Forma Combined
Revenues	$–	$57,865,975	$–	$57,865,975
Cost of sales	–	(36,452,328)	–	(36,452,328)
Gross profit	–	21,413,647	–	21,413,647
Total operating expenses	–	(18,631,785)	–	(18,631,785)
Net Operating Income	–	2,781,861	–	2,781,861
Total other income (expense)	–	(707,521)	–	(707,521)
Income (loss) before income tax expense	–	2,074,340	–	2,074,340
Income tax expense	–	(145,055)	–	(145,055)
Net income	–	1,929,286	–	1,929,286
Net income attributable to non-controlling interests	–	–	(506,052)	(506,052)
Net income attributable to shareowners of Nixplay Inc.	–	1,929,286	(506,052)	1,423,234

Other comprehensive income	–	81,144	–	81,144

Total Comprehensive Income	–	2,010,430	–	2,010,430
Total comprehensive income attributable to non-controlling interests	–	–	(527,336)	(527,336)
Total comprehensive income attributable to shareowners of Nixplay Inc.	$–	$2,010,430	$(527,336)	$1,483,094

The consolidated financial statements represent the activity of Nixplay Cayman from July 2014 forward, and the consolidated activity of Nixplay, Inc. and Nixplay Cayman from September 11, 2022 forward. Nixplay, Inc., Nixplay Cayman and its subsidiaries are hereinafter referred to collectively as the “Group” or “We”.

Note 2 – Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

After a loss in 2022, the Company is currently going through a major reduction of its operating expenses to significantly improve its cash flow. The Company is also currently going through capital fundraising.

8

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Functional and reporting currency

The consolidated financial statements are presented in U.S. dollars (“$”), which is the functional currency of the Company. The functional currency of the Company’s subsidiaries is the currency of primary economic environment in which it operates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. We have eliminated all intercompany transactions and balances between entities together with unrealized profits are eliminated in full in preparing the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures thereto. Actual results could differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, allowance for doubtful accounts, stock-based compensation, income taxes and valuation of the financial assets.

Financial Instruments

Pursuant to Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1: Quoted prices for identical assets or liabilities in active markets or observable inputs;

Level 2: Significant observable inputs that can be corroborated by observable market data; and

Level 3: Significant unobservable inputs that cannot be corroborated by observable market data.

The Group’s financial instruments consist primarily of cash, trade and other receivables, trade and other payables, bank borrowings, amount due from/ (to) and loans from directors, non-controlling interests and related parties. Pursuant to ASC 820 and 825, the fair value of certain financial assets and liabilities are determined based on “Level 3” inputs as shown below. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of the short-term nature of these items.

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2022 and 2021:

9

	Level 1	Level 2	Level 3
December 31, 2022
Assets
Key management insurance contracts classified as financial assets			$1,887,503

Liabilities
Defined benefit pension obligations classified at financial liabilities			$96,750

December 31, 2021
Assets
Key management insurance contracts classified as financial assets			$2,185,703

Liabilities
Defined benefit pension obligations classified at financial liabilities			$159,739

Foreign Currency

Assets and liabilities of consolidated foreign subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at period-end exchange rates and revenues and expenses are translated into U.S. dollars at average exchange rates for the applicable period. The adjustment resulting from translating the financial statements of such foreign subsidiaries into U.S. dollars is reflected as a cumulative translation adjustment and reported as a component of accumulated other comprehensive income.

For consolidated foreign subsidiaries whose functional currency is the U.S. dollar, transactions and balances denominated in the local currency are foreign currency transactions.

Foreign currency transactions and balances related to non-monetary assets and liabilities are remeasured to the functional currency of the subsidiary at historical exchange rates while monetary assets and liabilities are remeasured to the functional currency of the subsidiary at period-end exchange rates. Foreign currency exchange gains or losses from remeasurement are included in income in the period in which they occur.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investment and deposits that are readily convertible into cash, with original maturities of three months or less.

Pledged bank deposits are used to secure the import loan facilities from financial institutions. They are restricted as to withdrawal or use. The deposits are included with Cash and cash equivalents when reconciling the balances shown on the statement of cash flows as of December 31, 2022 and 2021.

	2022	2021
Pledged bank deposits	$320,528	$947,117
Cash and bank balances	2,683,050	8,113,460
Total Cash and cash equivalents	$3,003,578	$9,060,577

10

Trade Receivables

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30-60 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Management provides for probable uncollectible accounts through an allowance for doubtful accounts. The allowance is estimated based on historical credit loss experiences and management’s assessment of the current status of individual accounts. Management estimated that the carrying amounts as of December 31, 2022 and 2021 could be fully recovered. No allowance has been recognized on trade receivables as the amount involved is insignificant.

Inventory

Inventories are initially recognized at cost, and subsequently at the lower of cost or net realizable value. The Group has established the policy of capitalizing all costs of purchase, cost of conversion and other direct costs incurred in bring the inventories to their present location and condition for the inventory valuation. Cost is calculated at first-in first-out method. Net realizable value represents the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion and transportation to make the sales.

As of December 31, 2022 and 2021, there were $9,636,871 and $12,286,053, respectively, in finished goods.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The straight-line method of depreciation is used over the following estimated useful lives:

Leasehold improvements	2 years
Office equipment	2 years
Furniture and fixtures	2 years
Mould and toolings	2 years

Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When equipment is retired or sold, the cost and related accumulated depreciation accounts are relieved, and the resultant gain or loss is reflected in operations.

Leases

All leases are required to be capitalized in the Balance Sheet as right-of-use assets and lease liabilities. The Group has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of less than 12 months. The lease payments associated with those leases have been expensed on straight-line basis over the lease term.

Operating lease right-of-use asset is initially recognized at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liability.

Lease liability is recognized at present value of lease payments that are not paid at the date of commencement of the lease. The lease payments are discounted using the interest rate implicit in the lease. The Group uses the Group’s incremental borrowing rate.

11

Contract Liabilities

Contract liabilities, or deferred revenue, consist of advance payments from clients and billings in excess of revenues recognized. The Group classifies deferred revenue as current on the consolidated balance sheet and is recognized as revenue as the Group performs under the contract. These balances are generally recognized as revenue within one year and are short-term in nature.

There were $528,064 and $415,420 in contract liabilities as of December 31, 2022 and 2021, respectively.

Non-controlling Interests

The Group has minority members representing ownership interests of 26.23% as of December 31, 2022 and 2021. The Group accounts for these minority, or non-controlling interests, pursuant to ASC 810-10-65 whereby gains and losses in a company with a non-controlling interest are allocated to the non-controlling interest based on the ownership percentage of the non-controlling interest, even if that allocation results in a deficit non-controlling interest balance.

Revenue recognition

All revenues from exchange transactions are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Group’s revenues are primarily generated from the sale of digital photo frames and signage. This represents a single performance obligation and are earned at a point in time when the ownership transfers to the customer. Invoices are usually payable within 15-60 days. The Group’s revenues also contain membership subscription income, which are recognized over the terms of subscription period.

Stock-based Compensation

The Group accounts for employees and others equity-based compensation in accordance with ASC 718 “Share-based Compensation”. Accordingly, compensation expense for employees’ and others’ services received in exchange for equity awards is based on the grant date fair value of those awards and is recognized over the requisite service period for the respective award.

The Group’s equity-based awards issued include stock option awards. The Group records forfeitures as they occur. Compensation expense resulting from time vesting based awards is recognized in the Group’s consolidated statement of operations and comprehensive income at the grant date fair value over the requisite service period (typically three to five years). The Group estimates grant date fair value using a Hull-White Binominal model that uses assumptions including expected volatility, expected term, and the expected risk-free rate of return. The Group has determined that the Hull-White Binominal model, as well as the underlying assumptions used in its application, is appropriate in estimating the fair value of its award grants.

Income Tax

The Group is subject to both the United States of America (U.S.) and foreign income taxes. A current tax asset or liability is recognized for the estimated taxes payable or refundable on tax returns for the year.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the basis of receivables, inventory, property and equipment and accrued expenses for financial and income tax reporting.

12

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year.

Note 4 – Other Financial Assets

The other financial assets in non-current assets represented the key man insurance contacts of $1,887,503 and $2,185,703 as of December 31, 2022 and 2021, respectively. The Group’s Hong Kong subsidiary purchased life insurance contracts in September 2016 and September 2020 for a director of the Group. The total insured amount is US$7,600,000 (2021: US$7,600,000). The contracts will mature on the date when the insured reaches the age of 100 or death of the insured and the beneficiary is designated to be the Group’s Hong Kong subsidiary.

Discounted cash flow approach was adopted in the fair value measurement of the Group’s key management insurance contract as of December 31, 2022 with the significant unobservable inputs used, being 4.99% to 5.06% (2021: 1.73% to 2.03%) per annum which is adopted as the discount rate.

The fair value of life insurance contract is based on unobservable inputs, it is measured using the discounted cash flow and is disclosed as categorized under Level 3 of the fair value measurement hierarchy. The life insurance contracts are pledged to a bank to secure clean import loan facilities granted to the Group’s Hong Kong subsidiary.

Note 5 – Other Financial Liabilities

The following is a summary of the Group’s other financial liabilities as of December 31:

	2022	2021
Amounts due to directors	$505,846	$326,279
Amounts due to non-controlling interests	215,575	214,275
Amounts due to related parties	39,395	31,637
Loans from directors	548,498	499,104
Loans from non-controlling interests	2,453,212	2,655,123
Loans from related parties	470,152	450,214
	$4,232,678	$4,176,632

The loans from directors, non-controlling interests and related parties (Mark Palfreeman family members – parents and spouse) are unsecured and bear interest at 10% per annum. The loans are fully repayable on February 28, 2023.

The amounts due to directors, non-controlling interests and related parties are unsecured, interest-free and repayable on demand.

13

Note 6 – Bank Borrowings and Facilities

The following is a summary of the Group’s bank borrowings as of December 31:

	2022	2021
Current portion:
Bank loans due for repayment within one year	$8,293,550	$8,521,849
Bank loans due for repayment after one year which contain a repayment on demand clause	352,092	879,044
PPP loan	–	–
	$8,645,642	$9,400,893
Non-current portion:
PPP loan	–	–
	$8,645,642	$9,400,893

(a)	As of December 31, 2022, the Group’s Hong Kong subsidiary held an import loan facility of HK$12,000,000 from a Hong Kong financial institution with maximum tenor of 120-150 days. The facility is secured by a personal guarantee from a director to the extent of HK$12,000,000 and a guarantee to the extent of HK$9,600,000 from the Hong Kong Mortgage Corporation Limited under the SME Financing Guarantee Scheme. Interest is charged at 1.75% above the bank’s Best Lending rate per annum for HK$ drawings and charged at 4.39% above Secured Overnight Financing Rate per annum for U.S. dollar drawings.

As of December 31, 2022, the outstanding bank loans under this facility totaled $1,184,552 (2021: $1,501,547).

(b)	As of December 31, 2022, the Group’s Hong Kong subsidiary held a clean import loan facility of HK$73,500,000 from a Hong Kong financial institution with maximum tenor of 120-150 days. The facility is secured by an unlimited personal guarantee from a director, unlimited cross-corporate guarantees from the Group, the Group’s UK and US subsidiaries and life insurance contracts under HSBC Jade Global Generations Universal Life Insurance plan with total insured amount of $7,600,000. Interest is charge at 1.75% above the bank’s Best Lending rate per annum for HK$ drawings and charged at 4.39% above Secured Overnight Financing Rate per annum for U.S. dollar drawings.

As of December 31, 2022, the outstanding bank loans under this facility totaled $6,362,886 (2021: $5,927,641).

(c)	As of December 31, 2022, the Group’s Hong Kong subsidiary held a clean import loan facility of US$3,500,000 from a Hong Kong financial institution with maximum tenor of 120 days. The facility is secured by a pledged deposit not less than 14% of the aggregate outstanding bank loans under this facility, an unlimited personal guarantee from a director and unlimited cross-corporate guarantees from the Group, the Group’s UK and US subsidiaries. Interest is charged at 2.5% above London Interbank Offered Rate per annum.

As of December 31, 2022, there is no outstanding bank loans under this facility (2021: $479,808).

(d)	As of December 31, 2022, the Group’s Hong Kong subsidiary held an import loan facility of HK$6,000,000 from a Hong Kong financial institution with maximum tenor of 120-150 days. The facility is secured by a personal guarantee from the director to the extent of HK$6,000,000 and a guarantee from the Hong Kong Mortgage Corporation Limited under the SME Financing Guarantee Scheme. Interest is charged at 1.75% above the bank’s Best Lending rate per annum for HK$ drawings and charged at 4.39% above Secured Overnight Financing Rate per annum for U.S. dollar drawings.

As of December 31, 2022, the outstanding bank loans under this facility totaled $746,112 (2021: $612,853).

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(e)	As of December 31, 2022, the Group’s Hong Kong subsidiary held a loan of $810,716 from a Hong Kong financial institution to finance the payment of insurance premium of the life insurance contract of a director of the Group. Interest is charged at one-month London Interbank Offered Rate plus 1% per annum payable monthly in arrears and the loan will mature in September 2023.

As of December 31, 2022, the outstanding loan amounted to $202,703 (2021: $472,931).

(f)	As of December 31, 2022, the Group’s Hong Kong subsidiary held a term loan of HK$4,000,000 from a Hong Kong financial institution. The loan is secured by a personal guarantee from a director to the extent of $3,600,000 and a guarantee from HKMC Insurance Limited under SME Financing Guarantee Scheme. Interest is charged at 2.75% per annum payable monthly in arrears and the principal will be repaid monthly in arrears commencing 12 months after the first drawdown date and the loan will mature in May 2023.

As of December 31, 2022, the outstanding loan amounted to $149,389 (2021: $406,113).

(g)	Current liabilities as of December 31, 2022 include bank loans of $352,092 (2021: $879,044) that are not scheduled to be repaid within one year. They are classified as current liabilities as the related loan agreements contain a clause that provides the lenders with an unconditional right to demand repayment at any time at its own discretion. The portion of these bank loans due for repayment after one year which contain a repayment on demand clause and classified as a current liability is not expected to be settled within one year.

Note 7 – Income Tax Expenses

Provision/ (benefit) for Income taxes consists of the following during the year ended December 31:

	2022	2021
Current:
Federal	$7,937	$220,454
Foreign	26,754	48,538
Total Current	$34,691	$268,992
Deferred:
Federal	(46,503)	(8,870)
Foreign	(1,289,125)	(115,067)
Total Deferred	(1,335,628)	(123,937)
Total Income Tax (Benefit)/ Expenses	$(1,300,937)	$145,055

Deferred Income Taxes

Components of the Group’s deferred tax asset include the following:

	2022	2021
Deferred tax assets on:
Accelerated tax depreciation in fixed asset	$13,027	$70,238
Defined benefit obligations	33,612	47,707
Unrealized exchange difference on foreign currency translations	(8,137)	112
Inventory valuation and other assets	86,308	39,860
Tax loss	1,374,365	42,563
Total deferred tax assets	$1,499,175	$200,480

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Note 8 – Stock Based Compensation

Employee Share Acquisition Plan

In March 2021, the Group implemented a new Employee Share Acquisition Plan (the “ESAP”) to incentivize the Group’s employees with the grant of a bonus. The ESAP Rules were approved by the Board during 2021. The maximum number of shares that may be transferred or issued, and the maximum funding for additional shares must be approved by the Board from time to time. The fair market value is defined in the ESAP Rules for the ESAP awards until the approval of a new fair market value by the Board. Eligible employees may use to apply for acquiring the granted shares in Nixplay Cayman, Nixplay Cayman will fund an extra 1 share for each share. The award shares are awarded from new shares issuance, which is an equity-settled share-based compensation.

During 2021, Nixplay Cayman issued 60,295 shares under ESAP for the share awards granted.

Share options Plan

The Group operates a Share Option Scheme (the “Scheme”) to incentivize its employees. An individual must remain an employee of the Group over a 3 to 5-year period from the date of grant in order for the options to fully vest. The maximum term of the options granted is 15 years from the date of grant. The exercise price of the options granted is set as nominal value of Nixplay Cayman’s shares on the date of the offer. The Scheme is deemed to be an equity-settled share-based remuneration scheme for employees. Certain employees of the Group are eligible to participate in the Scheme.

The following share options were outstanding under the Scheme during the year:

	Weighted average grant date fair value	Number of options	Weighted average grant date fair value	Number of options
	2022	2022	2021	2021
Outstanding at beginning of the year	$2.3991	1,273,114	$2.4446	1,066,923
Granted during the year	2.43262	227,184	2.1632	206,191
Forfeited during the year	–	–	–	–
Outstanding at the end of the year	$2.4042	1,500,298	$2.3991	1,273,114

The fair value of equity-settled share options granted to certain employees of the Group for the years ended December 31, 2022 and 2021 was estimated as at the date of grant, using the Hull-White Binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	December 31, 2022	December 31, 2021
Fair value at grant date	$2.4327	$2.1632
Exercise price	$3.89	$3.89
Weighted average contractual life	15 years	15 years
Expected volatility	52.8%	52.4%
Expected dividend rate	0%	0%
Risk-free-interest rate	2.337%	1.982%

The volatility assumption is based on a statistical analysis of 3 comparable companies working in a similar industry over the last 15 years.

For the years ended December 31, 2022 and 2021, the Group recognized a share-based payment expense of $338,443 and $211,277, respectively, for the stock options granted.

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Note 9 – Related Party Transactions

During the years ended December 31, 2022 and 2021, the Group entered into the following transactions with related parties:

Related party	Type of Transaction	Transaction amount
		2022	2021
Non-executive directors	Directors’ fee	$97,104	$80,088
	Equity-settled share-based compensation expenses	19,411	34,631
Directors	Directors’ salaries	$407,890	$569,644
	Equity-settled share-based compensation expenses	–	8,842
	Loan amount	963,187	783,540
	Loan interest expenses	58,963	49,924
Related parties (Mark Palfreeman family members)	Loan amount	470,152	450,214
	Loan interest expenses	$86,814	$41,690

As of December 30, 2022, the ownership of Creedon Technology Limited was transferred to Mark Palfreeman for a consideration of $1.22. All business activity has been transferred to Nixplay Limited, which is part of the Group.

Note 10 – Subsequent Events

Regulation A Offering

On March 20, 2023, the Company’s  commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended. The Company is seeking to sell up to 2,459,017 shares at $6.1000 per share, for maximum proceeds of $15,000,004. The Company intends to utilize the net proceeds from the Regulation A offering to execute on its business plans. As of July 11th , 2023, the Company has issued 76,360 shares of Common Stock for total proceeds of $465,796.

Other Financial Liabilities (Including Loans to Certain Related Parties of the Company)

Of the $4,232,678 in principal and interest outstanding due to various officers, directors, and shareholders (or their family members) of a number of different subsidiaries of the Company pursuant to various loan agreements as of December 31, 2022, $3,435,322 was renewed until February 28, 2024, $618.764 was renewed and repayable on demand, $178,593 was repaid at the date of this report.

Management’s Evaluation

Management has evaluated subsequent events through July 18, 2023, the date the financial statements were available to be issued.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, Minnesota, on July 18, 2023.

Nixplay, Inc.

By:

/s/ Mark Palfreeman
Mark Palfreeman, Chief Executive Officer

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Palfreeman
Mark Palfreeman, Chief Executive Officer and Director
Date: July 18, 2023

/s/ Benoit Le Berre
Benoit Le Berre, principal financial officer and principal accounting officer Date: July 18, 2023

/s/ Philippe Tartavull
Philippe Tartavull, Director
Date: July 18, 2023

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